The Taiwan Fund, Inc.
File Number 811-4893
CIK Number 0000804123
Item 77 C


Results of Annual Stockholder Meeting Voting Held January 19, 2006

1.) Election of Directors: The stockholders of the Fund elected Benny T. Hu,
 Joe O. Rogers, Shao-Yu Wang, M. Christopher Canavan, Jr., Harvey Chang, Christina Liu, Anthony Kai Yiu Lo, and Blair Pickerell to the Board of Directors to hold office until their successors are elected and qualified.

					 For			Withheld
       M. Christopher Canavan Jr.	 9,700,305		  932,335
       Harvey Chang			10,511,605		  121,035
       Benny T. Hu			 6,884,110		3,748,530
       Christina Liu			 9,152,046		1,480,594
       Anthony Kai Yiu Lo		 9,700,605		  932,035
       Blair Pickerell			 7,393,570		3,239,070
       Joe O. Rogers			 7,412,487		3,220,153
       Shao-Yu Wang			 6,834,405		3,798,232